UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that it has published a Notice of 2019 Annual General Meeting of the Shareholders of the Company to be held on Monday, December 23, 2019, at 4:30 p.m. local Israeli time, at the offices of the Company, One Azrieli Center, Round Tower, 19th Floor, 132 Menachem Begin Road, Tel Aviv, Israel. The Notice of 2019 Annual General Meeting of Shareholders is attached to this Form 6-K.

We will also publish the Notice of 2019 Annual General Meeting of Shareholders on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

The full set of Proxy Materials is expected to be furnished to the SEC on Form 6-K on or before November 20, 2019, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on our website.

Following publication by the Company of the Proxy Materials, BNY Mellon, the Depositary of the Company’s American Depositary Shares (“ADSs”) program will distribute a form of the Voting Instruction Form for holders of the Company’s ADSs, which will be distributed to holders of the Company’s ADSs by BNY Mellon, and a copy of which will be furnished to the SEC on Form 6-K, and will also be submitted by the Company to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Notice of 2019 Annual General Meeting of the Shareholders of Kitov Pharma Ltd.

Forward-Looking Statements and Registrant's Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov

This Form 6-K, including the entire Exhibit 99.1 attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

November 12, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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